UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

June 10, 2009
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven — The Netherlands

This report contains a copy of the press release entitled: “ NXP Provides Update on Cash Position”, dated June 10, 2009.

Exhibits

1.                                       Press release, dated June 10, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 10th day of June 2009.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

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Exhibit 1

NXP Provides Update on Cash Position

Eindhoven, The Netherlands, June 10, 2009. NXP Semiconductors, the independent semiconductor company founded by Philips (“NXP”), today announced that, after closing of the books of May 2009, the final cash position as of May 31, 2009 amounted to $1,136 million, including the reconciliation of cash in transit per month end and including some transactions that were in process at the end of the month. The preliminary cash position as of May 31, 2009 as announced on June 4 was $1,075 million.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com

For further information, please contact:

Media:	Investors:
Lieke de Jong-Tops	Jan Maarten Ingen Housz
Tel. +31 40 27 25202	Tel. +31 40 27 28685
lieke.de.jong-tops@nxp.com	janmaarten.ingen.housz@nxp.com

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